Filed by Regency Energy Partners LP pursuant

to Rule 425 under the Securities Act of 1933 and

deemed filed pursuant to Rule 14a-12 of the Securities

Exchange Act of 1934.

Subject Company: Eagle Rock Energy Partners, L.P.

Commission File No.: 001-33016

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DECEMBER 23, 2013 / 4:00PM, RGP - Regency Energy Partners LP Conference Call to discuss the acquisition of Eagle Rock’s midstream assets

CORPORATE PARTICIPANTS

Lyndsay Hannah Regency Energy Partners LP - Manager Finance and IR

Mike Bradley Regency Energy Partners LP - President, CEO

Tom Long Regency Energy Partners LP - EVP, CFO

CONFERENCE CALL PARTICIPANTS

Gabe Moreen BofA Merrill Lynch - Analyst

Ethan Bellamy Robert W. Baird & Company, Inc. - Analyst

Michael Blum Wells Fargo Securities, LLC - Analyst

Shneur Gershuni UBS - Analyst

Noah Lerner Hartz Capital - Analyst

Helen Ryoo Barclays Capital - Analyst

Patrick Lee Wells Fargo Securities, LLC - Analyst

PRESENTATION

Operator

Good day, ladies and gentlemen, and welcome to the Regency Energy Partners to Acquire Midstream Assets from Eagle Rock and Hoover Energy conference call.

My name is Crystal and I will be your operator for today. At this time, all participants are in listen-only mode. Later, we will conduct a question-and-answer session. (Operator Instructions). As a reminder, this conference is being recorded for replay purposes. I would now like to turn the conference over Ms. Lyndsay Hannah, Manager of Finance and Investor Relations. Please proceed.

Lyndsay Hannah - Regency Energy Partners LP - Manager Finance and IR

Good morning, everyone, and welcome to our call. Today, Regency announced two transactions of significant strategic importance. Shortly, you will be hearing from Mike Bradley, President and Chief Executive Officer for Regency, regarding these transactions. Following our prepared remarks, we will open the call for questions.

You may access the press releases issued this morning and the presentation used on today’s call through Regency’s website at RegencyEnergy.com. Our call is being recorded and is also broadcast live over the Internet on the Regency corporate website. An archive of the webcast and presentation will be available on the website following today’s call.

Slide two of the presentation describes our use of forward-looking statements and lists some of the risk factors that may affect actual results. You are reminded that actual results may differ materially from any forward-looking statements, and you should refer to our SEC filings for a more complete discussion of the risks involved in our business and in the ownership of our limited partnership units.

Please note the transactions we will be speaking about today are subject to the approval of Eagle Rock’s unitholders, HSR, and other customary closing conditions. With that, I’ll turn the call over to Regency CEO Mike Bradley.

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DECEMBER 23, 2013 / 4:00PM, RGP - Regency Energy Partners LP Conference Call to discuss the acquisition of Eagle Rock’s midstream assets

Mike Bradley - Regency Energy Partners LP - President, CEO

Thank you, Lyndsay, and hello, everyone, and thank you again for joining us on our call this morning. We are very excited to have the opportunity to share with you two very important and strategic transactions for Regency.

I will begin by summarizing the key highlights of these transactions. First, Regency has entered into an agreement to purchase Eagle Rock’s midstream assets in a transaction valued at approximately $1.3 billion. As mentioned in the press release, this transaction is expected to be accretive in 2014, both on a standalone basis and pro forma for the PVR merger.

This is an opportunity that we have been looking at for some time, believing all along it will be a great strategic fit with the PVR Mid-Continent assets. These assets are very complementary and have the potential to create significant operational efficiency improvements and, most importantly, deliver competitive and more reliable services to our customers in the Mid-Continent.

Eagle Rock owns and operates a network of natural gas midstream pipelines and processing plants, located primarily in the prolific Granite Wash area in the Texas Panhandle and in the Austin Chalk and Woodbine areas in east Texas. Eagle Rock also operates an exploration and production business unit; however, those assets related to that business unit are not part of this transaction and will continue to be owned and operated by Eagle Rock. We anticipate this transaction will close in the second quarter of 2014 and, as Lyndsay mentioned, is subject to HSR approval, approval by Eagle Rock’s unitholders, and other customary closing conditions.

Second, we’ve entered into an agreement to purchase midstream assets from Hoover Energy Partners for approximately $290 million. Hoover is a private company that provides midstream services, including crude oil gathering, transportation and terminaling, condensate handling, natural gas gathering, treating, processing, and water gathering and disposal services in Ward, Reeves, and Pecos counties in the southern portion of the Delaware Basin. This acquisition increases our footprint in the developing Bone Spring, Wolfcamp, and Wolfbone formations, but, very importantly, will expand our services to now include crude gathering and water and gathering disposal for which significant demand exists in our operating area.

This transaction is also expected to be immediately accretive to our distributable cash flow per unit, both on a standalone basis and pro forma for the PVR merger. It is expected to close in the first quarter of 2014, and is also subject to HSR approval and other customary closing conditions.

We believe both of these transactions are supportive of our objective to create long-term cash distribution growth and add significant benefit to the PVR and Suggs acquisitions. As we stated in our press release, we plan to recommend to our Board of Directors a distribution increase of 6% to 8% for full-year 2014, subject to Board approval and future operating results.

Turning to the next slide, I’ll briefly walk you through the financing structure of each of these transactions. We intend to fund the $1.3 billion acquisition of Eagle Rock’s midstream assets through the issuance of $200 million of common units to Eagle Rock and $400 million of common units to Energy Transfer Equity, which fully accounts for the equity component of this transaction.

Up to $550 million will be in the form of Regency senior notes in exchange for Eagle Rock’s outstanding senior notes, and the balance will be funded with borrowings from Regency’s revolving credit facility.

For Hoover, we intend to fund the $290 million acquisition through the issuance of approximately $98 million of common units to Hoover, and the balance will be funded with borrowings from Regency’s revolving credit facility. Since the pre-funding and financing for these transactions is complete, we do not anticipate further equity needs in 2014, other than through our ATM program to fund our growth capital.

Turning to slide six, we view the Eagle Rock midstream acquisition as a strategic opportunity to expand Regency’s core gathering and processing business segment and to expand our base and diversity, but also, very importantly, adding significant benefit to the pro forma PVR merger. Eagle Rock’s Texas Panhandle assets are very complementary to both the PVR and existing Regency midstream assets, and, when combined, will position Regency as a stronger midstream provider in the area.

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DECEMBER 23, 2013 / 4:00PM, RGP - Regency Energy Partners LP Conference Call to discuss the acquisition of Eagle Rock’s midstream assets

The complementary nature of the combined systems will create the opportunity for significant operational synergies and, very importantly, will focus on improving the services and optionality that we will be able to provide to our customers in the area, similar to our approach on the Suggs acquisition. The expanded platform also creates additional growth opportunities and allows Regency to access additional gas supplies in the region.

Eagle Rock’s Panhandle assets are in a core liquids-rich area that provides producers top tier single-well economics. The area is very active and offers producers multiple target zones. The stacked pay nature of the area will provide significant drilling opportunities for many years.

Eagle Rock’s east Texas system has a large footprint that overlies several established and emerging shale plays, including the Woodbine and Tuscaloosa Marine. The infrastructure that is currently in place is well positioned to capture additional volume as drilling increases, in addition to the production that is currently connected to the system.

The Panhandle and east Texas assets are backed by over 3 million gross acres of long-term dedications from top tier producers. Eagle Rock has spent over $400 million of capital since 2011 on the assets, and we expect these assets to provide additional growth opportunities.

Lastly and very importantly, this transaction is balance sheet neutral, given the funding mix of the consideration. This transaction and pro forma credit profile is consistent with Regency’s long-term financial objectives.

So in summary, we believe this acquisition creates a very compelling opportunity to enhance value to our unitholders. It offers significant benefits to our customers, is very strategic and complementary with the PVR combination, and will create significant synergies.

Moving on to slide seven, this provides the highlight of the Eagle Rock midstream assets, which consist of over 8,100 miles of pipeline, 19 processing plants, and approximately 270,000 horsepower of compression spread over three systems located in the Texas Panhandle, east Texas, and south Texas. The systems are supported by approximately 3 million gross dedicated acres and the largest of the three systems is located in the Texas Panhandle, which is expected to account for just under 80% of the gross margin for the assets being acquired.

The system alone has approximately 6,500 miles of pipeline and 11 processing plants with a combined processing capacity of approximately 550 million a day. And when combined with the Regency and PVR assets, our processing capacity will be over 1 Bcf a day.

The east Texas system, which is expected to account for about 20% of the gross margin, is comprised of over 1,400 miles of pipeline and five processing plants. The remainder of the systems consist of operated and nonoperated interests in approximately 175 miles of pipeline and three processing plants.

Moving to slide eight, this map highlights the asset base pro forma for the PVR and Eagle Rock acquisitions. As you can see from the map, Eagle Rock’s assets are very well positioned in the Texas Panhandle and are very complementary with the PVR assets in the area. The combined footprint offers a range of attractive benefits and potential upside via operating synergies, additional commercial opportunities, and enhanced service offerings to current customers. It also creates an expanded platform from which to pursue additional growth projects and additional operational efficiencies.

The east Texas assets cover a large geographical area with access to several attractive basins, including the Haynesville, Woodbine shale, Tuscaloosa Marine shale, and the Austin Chalk. These assets are positioned to capture additional volumes in east Texas with the infrastructure that is currently in place.

Finally, on slide nine, this transaction will further increase Regency’s weighting towards its core gathering and processing business, while maintaining our fee-based gross margin about 70% pro forma for this transaction.

Next, I’d like to review the acquisition of Hoover’s midstream assets on slide 11. This will be a very strategic acquisition for the combined Suggs and Regency assets in the Permian Basin and is expected to be accretive in 2014. This is a great tuck-in acquisition, and these assets now further expand our presence in the developing Bone Spring, Wolfcamp, and Wolfbone producing areas and provide three very important opportunities for Regency.

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DECEMBER 23, 2013 / 4:00PM, RGP - Regency Energy Partners LP Conference Call to discuss the acquisition of Eagle Rock’s midstream assets

First, the geographic location of the gas system adds pipe in a key area, which will increase flexibility to expand the Regency gathering assets, while adding over 190,000 acres of dedication. Secondly, this transaction adds a crude gathering and transportation platform to Regency’s suite of producer services in one of our core operating areas. This platform is backed by over 160,000 acres of crude dedications. The Perry Ranch Station is a major delivery point for crude gathered by a key customer in the region and is backed by a 20-year dedication. Lastly, and also very importantly, we will be adding water gathering and disposal services, backed by dedications of almost 60,000 acres. Hoover’s Delaware water system is the only open-access water disposal system in the Delaware Basin, and we are seeing increasing demand for this service in the area.

With the high level of producer activity in the Permian Basin, driven by oil and liquids, we believe this acquisition will provide an even stronger strategic platform on which to further expand our west Texas and New Mexico services through ongoing and proposed organic growth projects.

Moving to the next slide, you’ll see Regency’s and Hoover’s combined west Texas footprint, pro forma for this acquisition. As you can see, these assets are highly complementary and will further expand our west Texas operations in a very strategic basin for us that is currently experiencing significant drilling activity. Hoover owns over 800 miles of crude oil, natural gas, and water gathering pipelines, two treating plants, and a small processing plant in Reeves, Ward, and Pecos counties.

Through the combined assets, Regency is well positioned to accommodate the projected volume growth from Hoover’s assets through our existing processing facilities.

So in summary, we are very excited about these acquisitions, which support our goals of increased distribution growth, increasing our scale, and pursuing acquisitions that are a strategic fit with our current portfolio, creating both new organic growth opportunities and additional operational synergies. The acquisition of Eagle Rock’s midstream assets, particularly when combined with the proposed acquisition of PVR, expands our position in the Texas Panhandle and creates a strong platform in east Texas. The acquisition of Hoover extends our presence in the growing Permian Delaware Basin in west Texas and increases our suite of producer service offerings in one of Regency’s core operating areas.

Both transactions have been pre-funded and are structured to support Regency’s long-term target ratio of — leverage ratio of four times, and as I mentioned, we do not anticipate additional equity offerings in 2014, except through our ATM program, to fund organic growth. In addition, we believe these acquisitions put us in an excellent position to capture future growth opportunities, and as I mentioned, both are expected to be accretive to our 2014 Bcf per unit, and we plan to recommend to our Board of Directors distribution increases that would represent a growth rate of 6% to 8% for full-year 2014. With that, we will open it up for questions.

QUESTIONS AND ANSWERS

Operator

(Operator Instructions). Gabe Moreen, Bank of America Merrill Lynch.

Gabe Moreen - BofA Merrill Lynch - Analyst

Good morning, everyone. Congrats on the deals and I hope you get some time off for the holidays. A couple questions. I guess one is just in terms of your expectations around growth CapEx, both at the Eagle Rock, as well as the Hoover assets. Can you give us an expectation of what you guys think you’ll be spending in 2014 at both those assets?

Tom Long - Regency Energy Partners LP - EVP, CFO

Yes, Gabe. This is Tom. We are planning on, of course, putting out our guidance just on the base Regency in early 2014. That’s when we usually do it, with the fourth-quarter earnings release.

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DECEMBER 23, 2013 / 4:00PM, RGP - Regency Energy Partners LP Conference Call to discuss the acquisition of Eagle Rock’s midstream assets

Of course, it will be about the same time, coincidentally, as the PVR transaction would be closing. So that’s where we will probably give that guidance. I think when — you can probably appreciate when it comes to this acquisition, we will likewise probably go ahead and layer in at the same time what that will be. But we’ll probably hold off until then to give that guidance, along with our business plan.

Mike Bradley - Regency Energy Partners LP - President, CEO

There are growth projects on both sets of assets that are underway, and some additional planned for 2014, and like Tom said, we will discuss more of that after we review the quarter, fourth quarter, in our year-end results.

Gabe Moreen - BofA Merrill Lynch - Analyst

Got it. All right, I tried; maybe I’ll try one more time just on the Hoover assets. Given that they are private, less familiar with those assets, you talked about opportunities, Mike, on that asset. You’re talking tens of millions of CapEx, or are we north of $100 million in growth CapEx on Hoover?

Mike Bradley - Regency Energy Partners LP - President, CEO

There is some significant growth capital opportunities, particularly on the water and the crude gathering side. The processing side, as you can see, is a great fit with our existing assets, and a lot of the volumes, we’ll be able to accommodate through our existing processing facilities, plus our anticipated expansions in west Texas in early 2015.

Gabe Moreen - BofA Merrill Lynch - Analyst

Kind of as a follow-up, and it might be a hard question to also kind of answer, given the synergies from running additional volumes through existing processing plants, whether it’s in the Panhandle or the west Texas Permian region, but can you talk about sort of the uplift you might be expecting from those operational synergies relative to legacy base Eagle Rock and Hoover cash flows? And then, maybe, if you can also touch on the extent you see any G&A savings here as well?

Mike Bradley - Regency Energy Partners LP - President, CEO

Yes. It’s probably a little premature for us to give specifics on that, but let me tell you that what we have done in the Permian Basin in terms of the combination of Suggs and Regency will be very similar approach in the Panhandle.

And that’s — what we’ve been able to accomplish in the Permian is really one big super system that is now completely tied together and our ability to reroute gas almost to every single plant on that system, which, number one, improves reliability, but also, number two, as we are able to optimize our processing efficiencies and ultimately lower our overall costs. And we would see that same benefit being very significant in the Panhandle area. Ultimately, our focus is to provide our customers optionality and very competitive services, but we think there’s a lot of opportunity to do something similar in the Panhandle area. The second (multiple speakers) — does that cover it?

Gabe Moreen - BofA Merrill Lynch - Analyst

I think that hit on that (multiple speakers)

Mike Bradley - Regency Energy Partners LP - President, CEO

In terms of the other synergies, we’ll disclose more on that. But we do expect some administrative synergies as well.

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DECEMBER 23, 2013 / 4:00PM, RGP - Regency Energy Partners LP Conference Call to discuss the acquisition of Eagle Rock’s midstream assets

Gabe Moreen - BofA Merrill Lynch - Analyst

Got it. Last, but not least, on sort of the new crude oil platform you’ve got here in the Delaware Basin, you see — not the generic do you growing that question, but I’m just curious whether Hoover Energy was handling and marketing the crude themselves, and whether this is something where — I know you had talked in previous analyst days about potential synergies with Sonoco. Is this something where you’re potentially going to be bringing in Sonoco to do some crude oil marketing for you?

Mike Bradley - Regency Energy Partners LP - President, CEO

I believe the Hoover on those assets, they were going through Plains All American. They were marketing crude for them. It is a significant platform for us to get us into where we currently have a terminal to where we can store crude and bring in additional volumes or additional crude from our existing system that surrounds this Hoover system. We are looking at doing other things with Sonoco, but not particularly in this one specific spot.

Gabe Moreen - BofA Merrill Lynch - Analyst

Okay, thank you very much.

Operator

Ethan Bellamy, Baird.

Ethan Bellamy - Robert W. Baird & Company, Inc. - Analyst

Good morning, everybody. Congratulations on the transaction. I want to start with Hoover. Who are their customers and whose drilling programs are you most exposed to there?

Mike Bradley - Regency Energy Partners LP - President, CEO

We haven’t, I think, given specific names on all the customers on Hoover. But they are similar names to who we provide services with on our existing Permian assets.

Ethan Bellamy - Robert W. Baird & Company, Inc. - Analyst

Okay. Is there any single large producer, significant customer, that there’s exposure to?

Mike Bradley - Regency Energy Partners LP - President, CEO

No, they’ve got a number of customers on that system, just kind of looking over their sheet, so there’s — no, there’s no one specific customer that’s on there. But it is — if you go out, they are very recognizable names of people that operate in the area.

Ethan Bellamy - Robert W. Baird & Company, Inc. - Analyst

Okay. On Eagle Rock, they’ve got — they’ve obviously reduced their exposure to some of the more price-sensitive contracts, but they’ve got some POP contracts that are fairly pro-cyclical that don’t do so well in an ethane rejection environment. Is there any potential to renegotiate and improve those contracts?

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DECEMBER 23, 2013 / 4:00PM, RGP - Regency Energy Partners LP Conference Call to discuss the acquisition of Eagle Rock’s midstream assets

And then, secondly, I think that they’re only about three-quarters utilized. Is there any low-hanging fruit in terms of increasing volumes on the midstream assets there?

Tom Long - Regency Energy Partners LP - EVP, CFO

Well, as Mike said earlier, we are looking at everything out in that area to see how we can best utilize all the synergies of blending assets together. And so, we fully expect to be able to put these assets together in a fashion to create a super system for the area. And also, at the same time, that would give us access to, as you described, low-hanging fruit.

Ethan Bellamy - Robert W. Baird & Company, Inc. - Analyst

Tom, do you have a target on what you expect to issue on the ATM in 2014?

Tom Long - Regency Energy Partners LP - EVP, CFO

Yes, we do. We’ll probably be in that $300 million range. Looking at — the current ATM, which we have not been active on, has a balance on it remaining of about $34 million. You could probably see us putting one in place to replace that just as soon as we are able to get back out to the market, get out of some of the blackout periods. You could probably expect it to be in that $300 million range.

Ethan Bellamy - Robert W. Baird & Company, Inc. - Analyst

That’s helpful, and one last one. Do you have an estimate for us on one-time transaction costs and how we should spread that over, say, the fourth quarter and the first quarter?

Tom Long - Regency Energy Partners LP - EVP, CFO

We — I think as far as one-time transaction costs, if you were probably in about that — let’s just say $20 million range or so, and you would spread that over — obviously, we are looking at this transaction that we are announcing here today closing in the second quarter.

I will say the first transaction, the smaller of the two here, the Hoover, obviously is a much smaller number. That was one, as you can see from the press release, that we worked with the internal team here. And that one will be closing, you can probably look at that one closing in the first quarter here, once we get the HSR approval. So it may be as early as — or the end of January or so.

Mike Bradley - Regency Energy Partners LP - President, CEO

Ethan, let me add a few more comments about the Panhandle and what we are seeing there. Number one, we are aware of some producers who are going to focus more drilling activity in that area in 2014 who are customers of Eagle Rock.

Number two is we do see plenty of opportunity with the number of plants to increase the efficiencies and higher utilize probably the more efficient plants.

So, I tell you, we are very excited about what we see as the benefits up there and the synergies and operational benefits, and we just think it’s an absolute great fit for the pro forma PVR acquisition and the Regency assets in the area. So we’ll obviously be discussing more as we get along, but we just see a lot of opportunity.

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DECEMBER 23, 2013 / 4:00PM, RGP - Regency Energy Partners LP Conference Call to discuss the acquisition of Eagle Rock’s midstream assets

Ethan Bellamy - Robert W. Baird & Company, Inc. - Analyst

All right, thanks, y’all. Merry Christmas.

Operator

Michael Blum, Wells Fargo.

Michael Blum - Wells Fargo Securities, LLC - Analyst

Just for 2014, you’ve got the 6% to 8% growth. What kind of coverage ratio are you assuming?

Tom Long - Regency Energy Partners LP - EVP, CFO

We are assuming above 1. As you know, we always target a 1.1 coverage ratio. And I think you could see us staying above 1 and up to probably that 1.1 coverage ratio.

Michael Blum - Wells Fargo Securities, LLC - Analyst

Okay. And then, the lever — you said you’re going to be able to maintain, stay within your leverage target, which I think you said was four times. Is that kind of a pro forma, kind of giving you full-year credit for all these various transactions?

Tom Long - Regency Energy Partners LP - EVP, CFO

Yes. That is pro forma, and that’s pro forma per the way it’s calculated in our credit facility. So yes, we do get credit.

I will say as far as full credit, the way that works is that you do — as these projects start up, you’re able to get, based upon the CapEx, etc., and your projections on it, you are able to get the credit from that standpoint. But it does ramp up. And I think you saw that even in 2013 as we’ve gone through the year and you’ve seen the third quarter drop down to as low as 4.1, just with the fact these projects are ramping up and you get more credit as they start ramping up. So — to answer your question, it is a pro forma leverage ratio.

Michael Blum - Wells Fargo Securities, LLC - Analyst

Okay. The last question I have was just if you had any estimate of what maintenance CapEx or G&A would be for the Eagle Rock assets that you’re acquiring.

Mike Bradley - Regency Energy Partners LP - President, CEO

We haven’t provided that. Again, we’ll be doing that as we get further into — or get into 2014. Michael, we’ll provide more guidance on that. I would say that obviously, as we mentioned, there’s a lot of synergies and opportunities that we really have to work a little bit further on. But we will definitely give you an update on that as we get into 2014.

Michael Blum - Wells Fargo Securities, LLC - Analyst

Great. Thank you, guys.

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DECEMBER 23, 2013 / 4:00PM, RGP - Regency Energy Partners LP Conference Call to discuss the acquisition of Eagle Rock’s midstream assets

Operator

Shneur Gershuni, UBS.

Shneur Gershuni - UBS - Analyst

Busy day today. Just — everybody is trying to sort of ask the same question about what’s the EBITDA of the rock assets and the maintenance CapEx and so forth. I thought maybe I’d ask it a little differently. You’ve kind of mentioned that you expect it to be accretive. We kind of know where you’re trading at and so forth; that sort of gives you a starting point. When you make the statement accretive, does that include the expectation of synergies in some G&A savings or is that just based on the base business that you bought today as it operates?

Mike Bradley - Regency Energy Partners LP - President, CEO

That includes some synergies, but not all. I think we’ve got further work to do on expanding those opportunities and believe they will add further accretion, particularly as we get into 2015.

Shneur Gershuni - UBS - Analyst

Okay. And in kind of a follow-up question, just thinking forward, and I understand you’ve not provided forward guidance and so forth. But conceptually when we think about it, does this give you an improved relationship with some producers, some increased leverage and so forth? Can you walk us through how this can provide opportunity beyond the usual synergies as we think about 2015, 2016, and beyond, as to how much better the systems will sit in the year from now versus where it sits today?

Mike Bradley - Regency Energy Partners LP - President, CEO

We have and continue to focus on building our relationships with all of our customers, some of which we will be adding here in the Mid-Continent area.

So we are very focused on number one is developing a good partnership with our customers and providing them the best possible service to maximize, obviously, their earnings from their production. So I think we’ve developed good relationships, and we will continue to expand on that with the PVR assets as well. So we are very excited about the customer base we have and look forward to continuing to delivering the best possible service we can, going forward.

I think in terms of future opportunities, absolutely. As we build stronger relationships with our customers, we obviously want to grow with them, as well. And we’ve had those opportunities and we’ll continue to build on those opportunities in 2015, 2016, and beyond.

Shneur Gershuni - UBS - Analyst

Great. Thank you very much, guys.

Operator

Noah Lerner, Hartz Capital.

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DECEMBER 23, 2013 / 4:00PM, RGP - Regency Energy Partners LP Conference Call to discuss the acquisition of Eagle Rock’s midstream assets

Noah Lerner - Hartz Capital - Analyst

Thank you. Good morning, gentlemen. First off, let me wish you both and everybody else out there a Merry Christmas and a happy and a healthy new year. (multiple speakers)

Two real quick questions. First, on the Hoover assets, I noticed from the presentation that a lot of the acreage has very short life in the term of long-term dedications. We’re talking about two- to five-year lives. I’m wondering if you can talk a little bit about how you got comfortable with such short dedications and what you feel you might need to do to either retain or expand those dedications to much longer lives.

Mike Bradley - Regency Energy Partners LP - President, CEO

Sure. First of all, the majority of the dedications in the area, that’s more or less common right now. Secondly, one of the things that’s not particularly unique in this area is that you will get an initial flush production off these wells, and then as they plain out, it makes it hard for them to — we feel like we are always very comfortable of recontracting that gas as we move forward with that production.

Noah Lerner - Hartz Capital - Analyst

Great. And then, regarding the Eagle Rock assets, akin to a question that was asked earlier, but somewhat different, I’m just curious since you did list many of the producers, and they seem to be many A-quality producers up there, I’m just curious as — I take it you must have done some kind of analysis of their drilling programs and what they publicly stated that those basins are key to their production ramp-ups over the next handful of years, so that it’s not like the rigs that are there today might disappear tomorrow. And while we have the long-life dedication, we don’t have a lot of volumes coming off of that. Can you add any color around those basic disclosures that were in the flipbook?

Mike Bradley - Regency Energy Partners LP - President, CEO

We’ve obviously done a lot of research in that area in terms of drilling activity. As you can appreciate in any area like that, there are some very core areas of focus. We think the assets sit on one of those very core areas for focus in 2014.

I think we also look at the opportunity for how long the potential is for future drilling activities, and I think the stacked pay zones do provide a lot of long-term viability for that area. But also, again, the opportunity to take a set of assets, between us, PVR, and Eagle Rock, combine them, create efficiencies, there’s a lot of upside just related to that, as well.

Noah Lerner - Hartz Capital - Analyst

That’s great. Really appreciate it. Thank you.

Operator

Helen Ryoo, Barclays.

Helen Ryoo - Barclays Capital - Analyst

I have a question on your commodity exposure, so the exposure goes up a little bit with this transaction. But I was just wondering, are you still net long gas, NGL, and crude, or does — would this pro forma for the transaction, you would have some net short position in gas side?

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DECEMBER 23, 2013 / 4:00PM, RGP - Regency Energy Partners LP Conference Call to discuss the acquisition of Eagle Rock’s midstream assets

Mike Bradley - Regency Energy Partners LP - President, CEO

We are net long all the commodity.

Helen Ryoo - Barclays Capital - Analyst

Okay, got it. All right. And then, just a big-picture question now, this brings your business mix to 63% G&P. Just wondering, going forward, is this kind of a good balance you would like to maintain? Do you see the G&P side becoming much bigger? How should we think about the crude side of the business as you’re adding the crude mix through this transaction? It’s going to be very small, but is that an area where you would like to grow?

Mike Bradley - Regency Energy Partners LP - President, CEO

Absolutely. I think during our last conference, we talked about some of the crude opportunities we are currently pursuing in south Texas, west Texas, and obviously the Hoover transaction just adds to that opportunity for us. So, yes.

We see a lot of opportunities in our operating areas to provide additional services for producers, particularly with the oil drilling and the difficulty in delivering crude to the key terminals via trucks as these areas get busy. And so, I think pipelining and gathering becomes a greater opportunity for us. So yes, very much a focus.

Gathering and processing is a core part of our business. And we’ll continue to look at opportunities to expand that business. But I don’t want to —we also need to look at what Lone Star is doing and our continued investment in growing on the NGL logistics side of the business. We stated there’s great opportunities with that business as well and we’ll continue to want to invest capital on expansions there.

Helen Ryoo - Barclays Capital - Analyst

That’s very helpful. Thank you very much.

Operator

(Operator Instructions). James Spicer, Wells Fargo.

Patrick Lee - Wells Fargo Securities, LLC - Analyst

This is Patrick Lee calling on behalf of James Spicer. Got a question first, do you believe you have the equity claw available on the Eagle Rock notes?

Mike Bradley - Regency Energy Partners LP - President, CEO

Yes. Equity claw is available.

Patrick Lee - Wells Fargo Securities, LLC - Analyst

Okay. Do you, I guess, plan on exercising that, and if you could give an idea about the timing about that?

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DECEMBER 23, 2013 / 4:00PM, RGP - Regency Energy Partners LP Conference Call to discuss the acquisition of Eagle Rock’s midstream assets

Mike Bradley - Regency Energy Partners LP - President, CEO

We are currently — of course, as just part of the overall funding that we’ve talked about here, I think you could probably look at that once this deal closes, let’s say in the second quarter. There are some variables out there, obviously, as far as the exchange offer, etc. But I think you could probably look at that probably being in that second-quarter timeframe.

Patrick Lee - Wells Fargo Securities, LLC - Analyst

Sure, okay. And also, will the — I guess all these Eagle Rock bonds, will they be carried with the existing RGP bonds?

Mike Bradley - Regency Energy Partners LP - President, CEO

Yes, they will.

Patrick Lee - Wells Fargo Securities, LLC - Analyst

Okay. I appreciate it, thank you.

Operator

With no further questions, I would now like to turn the call back over to Mr. Mike Bradley for closing remarks.

Mike Bradley - Regency Energy Partners LP - President, CEO

Okay, thanks again for joining us. Again, I just want to reiterate, we are very excited about these two transactions. We believe that they’re going to be a great benefit not only to the Regency assets, but, as we highlighted, we think it’s going to be a great fit with the pro forma PVR assets, particularly in the Mid-Continent. A lot of opportunity, a lot of synergies, a lot of interesting growth opportunities as we put this together, and as a result, we are very confident in our ability to grow distributions and very excited not only about 2014, but what we are seeing from these acquisitions into 2015.

So we appreciate everybody’s comments today, and again, as we move forward and get closer, we’ll provide more details and specifics. But we just think this is a great opportunity and very, very excited, and I just want to thank the Regency team. This has been, as you can imagine, a lot of work on a holiday season. And they have just performed outstanding, and I’m very confident in our ability to continue forward, to integrate these systems effectively and create unitholder value.

With that, I wish everybody happy holidays, Merry Christmas, and a very safe New Year. Thank you.

Operator

Ladies and gentlemen, that ends your conference for today. You may now disconnect. Have a great day.

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DECEMBER 23, 2013 / 4:00PM, RGP - Regency Energy Partners LP Conference Call to discuss the acquisition of Eagle Rock’s midstream assets

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IMPORTANT ADDITIONAL INFORMATION WILL BE FILED WITH THE SEC

INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND THE REGISTRATION STATEMENT REGARDING THE TRANSACTION CAREFULLY WHEN THEY ARE AVAILABLE. These documents (when they become available), and any other documents filed by Eagle Rock or the Partnership with the SEC, may be obtained free of charge at the SEC’s website, at www.sec.gov. In addition, security holders will be able to obtain free copies of the proxy statement/prospectus (when available) from Eagle Rock by contacting Investor Relations Department, Eagle Rock Energy, L.P., 1415 Louisiana Street, Suite 2700, Houston, TX 77002, telephone number (281) 408-1200.

PARTICIPANTS IN THE SOLICITATION

The Partnership and Eagle Rock, and their respective directors and executive officers, may be deemed to be participants in the solicitation of proxies in respect of the transactions contemplated by the Contribution Agreement. Information regarding the directors and executive officers of Regency GP LLC, the general partner of the Partnership’s general partner, is contained in the Partnership’s Form 10-K for the year ended December 31, 2012, which has been filed with the SEC. Information regarding Eagle Rock’s directors and executive officers is contained in Eagle Rock’s Form 10-K for the year ended December 31, 2012 and its proxy statement filed on April 4, 2013, which are filed with the SEC. A more complete description will be available in the Registration Statement and the Proxy Statement/Prospectus.

SAFE HARBOR FOR FORWARD-LOOKING STATEMENTS

Statements in this document regarding the proposed transaction between the Partnership and Eagle Rock, the expected timetable for completing the proposed transaction, future financial and operating results, benefits and synergies of the proposed transaction, future opportunities for the combined company and any other statements about the Partnership’s or Eagle Rock’s management’s future expectations, beliefs, goals, plans or prospects constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Any statements that are not statements of historical fact (including statements containing the words “believes,” “plans,” “anticipates,” “expects,” “estimates” and similar expressions) should also be considered to be forward-looking statements.

The Partnership and Eagle Rock cannot give any assurance that expectations and projections about future events will prove to be correct. Forward-looking statements are subject to a variety of risks, uncertainties and assumptions. These risks and uncertainties include the risks that the proposed transaction may not be consummated or the benefits contemplated therefrom may not be realized. Additional risks include: the ability to obtain requisite regulatory and unitholder approval and the satisfaction of the other conditions to the consummation of the proposed transaction, the ability of the Partnership to successfully integrate Eagle Rock’s operations and employees and realize anticipated synergies and cost savings, the potential impact of the announcement or consummation of the proposed transaction on relationships, including with employees, suppliers, customers, competitors and credit rating agencies, the ability to achieve revenue, DCF and EBITDA growth, volatility in the price of oil, natural gas, and natural gas liquids, declines in the credit markets and the availability of credit for the combined company as well as for producers connected to the combined company’s system and its customers, the level of creditworthiness of, and performance by counterparties and customers, the ability to access capital to fund organic growth projects and acquisitions, including significant acquisitions, and the ability to obtain debt and equity financing on satisfactory terms, the use of derivative financial instruments to hedge commodity and interest rate risks, the amount of collateral required to be posted from time-to-time, changes in commodity prices, interest rates, and demand for the combined company’s services, changes in laws and regulations impacting the midstream sector of the natural gas industry, weather and other natural phenomena, acts of terrorism and war, industry changes including the impact of consolidations and changes in competition, the ability to obtain required approvals for construction or modernization of facilities and the timing of production from such facilities, and the effect of accounting pronouncements issued periodically by accounting standard setting boards. Therefore, actual results and outcomes may differ materially from those expressed in such forward-looking statements.

These and other risks and uncertainties are discussed in more detail in filings made by the Partnership and Eagle Rock with the Securities and Exchange Commission, which are available to the public. The Partnership and Eagle Rock undertake no obligation to update publicly or to revise any forward-looking statements, whether as a result of new information, future events or otherwise.